Exhibit 12

Ratio of Earnings to Fixed Charges

(in millions)	Twelve Months Ended December 31,
	2002	2003	2004
Earnings:
Earnings before income taxes and accounting changes	$5,009	$4,370	$4,922
Add: Interest expense	173	121	149
Add: One-third of rental expense (a)	228	226	231

Total earnings	$5,410	$4,717	$5,302

Fixed Charges:
Interest expense	$173	$121	$149
Interest capitalized	25	25	25
One-third of rental expense (a)	228	226	231

Total fixed charges	$426	$372	$405

Ratio of Earnings to Fixed Charges	12.7	12.7	13.1

(a)	Considered to be representative of interest factor in rental expense.